FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 24, 2007

Commission File Number       001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Reports 1Q2007 Results”, dated April 24, 2007.
2.	Taiwan Stock Exchange filing entitled, “Supplementary information on the Company’s 2007 Annual General Shareholders’ Meeting”, dated April 24, 2007.
3.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2007 Results”, dated April 24, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 24, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports 1Q2007 Results

Issued by: AU Optronics Corp
Issued on: April 24, 2007

Hsinchu, Taiwan, April 24, 2007 -

First Quarter 2007 Unaudited Consolidated Financial Highlights
• Revenues declined 14.7% QoQ to NT$80.7 billion
• Net loss after tax of NT$5.11 billion
• Loss per share of NT$0.67 (US$0.2 per ADR)
• Gross margin: 0.4%
• Operating loss: 5.3%

AU Optronics Corp. ("AUO"or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 1Q2007. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). For the first quarter ended March 31, 2007, AUO recorded the company’s consolidated revenue in NT$80.7 billion (US$2.4 billion*), a net loss after tax of NT$5.11 billion (US$155 million), and loss per common share of NT$0.67 (US$0.2 per ADR unit).

In terms of 1Q2007 panel shipments, large-sized panel declined 4.1% to 15.9 million from 4Q2006 but recorded a significant YoY growth of 70.0%. In the same period, shipments of small- and medium-sized panel decreased by 9.6% QoQ to 22.1 million, yet up 39.9% from a year earlier.

Mr. Max Cheng, Vice President and Chief Financial Officer of AUO noted that due to the impact of seasonal weakness and the qualification of acquired QDI capacity in progress, the fab loading rate for 1Q2007 merely reached 80%. In addition, the Panel Average Selling Price of TV- and PC-related TFT-LCD experienced a significant drop compared to the previous quarter, resulting in the gross margin of 0.4%. We are currently seeing that both price and shipments should rebound starting from 2Q2007 thanks to the improving supply-demand status in the market at the end of 1Q2007. AUO is striving to leverage the advantages of post-merger product mix and production capacity so as to increase profitability through merger synergies starting from 2Q2007.

*Amounts converted by an exchange rate of NTD33.01:USD1 as of March 31, 2007.

#  #  #

2

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.8%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2006 WW Large-Area TFT-LCD Shipment Report dated March 1, 2007. (AUO market share = pre-merger AUO market share + QDI market share) This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 1st, 2006.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730 Email:yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
April 24, 2007
English Language Summary

Subject:	Supplementary information on the Company’s 2007 Annual General Shareholders’ Meeting.

Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2007/04/24

Content:

1.	Date of the board of directors’ resolution: 2007/04/24

2.	Date for convening the shareholders' meeting: 2007/06/13

3.	Location for convening the shareholders' meeting: 2, Hsin-An Road, Hsinchu Science Park, Hsinchu, Taiwan R.O.C.

4.	Cause or subjects for convening the meeting:

A.	Report items:

(1)	Report of 2006 business

(2)	Supervisors’ review report

(3)	Report of indirect investments in China in 2006

(4)	Report of the " The merger with Quanta Display Inc. (“QDI”) ".

(5)	Report of the " Regulations Governing Procedure for Board of Directors Meetings".

B.	Acceptances:

(1)	The 2006 Business Report and Financial Statements.

(2)	Proposal for distribution of 2006 profits

C.	Discussions and Elections:

(1)	Proposal for the capitalization of 2006 dividends and employee bonus.

(2)	Proposal for the revisions to the Articles of Incorporation.

(3)
Proposal for the revisions to the “ Procedures for Acquisition and Disposition of Assets ” and “ Policies and Procedures for Financial Derivatives Transactions ” ,“Guidelines for Endorsements and Guarantees” and “Guidelines for Lending”.(Revised)

(4)	Election of Directors.

(5)	Proposal of releasing Directors from non-competition restrictions.

5.	Starting and ending dates of suspension of share transfer: 2007/04/15 - 2007/06/13

6.	Any other matters that need to be specified: N/A

Item 3

AU Optronics Corp.

First Quarter 2007 Results Investor Conference

Safe Harbor Notice

The statements included in this presentation that are not
historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of
1933 and Section 21E of the United States Securities Exchange Act
of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to
significant risks and uncertainties and are based on AU
Optronics'current expectations.

Actual results may differ materially from those expressed or imp lied in these forward-looking statements for a variety of
reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key
personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human -induced
disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is p resented in conformity with accounting principles generally
accepted in the Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many
material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new
information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics'
forward-looking statements or some of the major differences
between ROC GAAP and US GAAP can be found in AU Optronics' Annual
Report on Form 20-F with respect to the year ended December 31,
2005 filed with the United States Securities and Exchange
Commission.

                                2

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	1Q'07[a]		4Q'06[a]		QoQ %	1Q'06	
Net Sales	**80,720**	100.0%	**94,646**	100.0%	*(14.7%)*	**66,252**	100.0%
Cost of Goods Sold	(80,376)	(99.6%)	(87,000)	(91.9%)	*(7.6%)*	(55,179)	(83.3%)
Gross Profit	**344**	**0.4%**	**7,646**	**8.1%**	***(95.5%)***	**11,073**	**16.7%**
Operating Expenses	(4,587)	(5.7%)	(4,819)	(5.1%)	*(4.8%)*	(3,125)	(4.7%)
Operating Income (Loss)	**(4,243)**	**(5.3%)**	**2,827**	**3.0%**	-	**7,948**	**12.0%**
Net Non-operating Expenses	(842)	(1.0%)	(914)	(1.0%)	*(7.9%)*	(694)	(1.0%)
Income (Loss) before Tax	**(5,085)**	**(6.3%)**	**1,913**	**2.0%**	-	**7,254**	**10.9%**
Net Income (Loss)	**(5,105)**	**(6.3%)**	**1,659**	**1.8%**	-	**6,650**	**10.0%**
Basic EPS (NT$)[b]	**(0.67)**		**0.19**		-	**1.09**	

Operating Income (Loss) + D&A	**14,949**	**18.5%**	**21,829**	**23.1%**	-	**18,495**	**27.9%**

Unit Shipments (MN)[c]				
Large Size Panels	15.9	16.6	*(4.1%)*	9.4
Small & Medium Size Panels	22.1	24.5	*(9.6%)*	15.8

Unaudited, prepared by AUO on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006
(b) Basic EPS were calculated based on the total diluted weighted average outstanding shares of each quarter, 1Q07of 7,574m shares, 4Q06 of 6,467m shares and 1Q06 of 6,094m shares, including retroactive adjustment of stock dividend and stock bonus
(c) Large size refers to panels that are 10 inches and above

3

                                3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

                               1Q'07(a)   4Q'06(a)           QoQ %  1Q'06

Cash & ST Investment             23,514     45,774    (48.6%)      25,907
Inventory                        44,753     42,444     5.4%        22,693
Short Term Debt(b)               39,805     45,619    (12.7%)       9,815
Long Term Debt                  176,755    179,389    (1.5%)       87,761
Equity                          226,152    231,078    (2.1%)      162,586
Total Assets                    545,441    578,256    (5.7%)      335,106

Inventory Turnover (Days)(c)         49         44                     35
Debt to Equity                    95.8%      97.4%                  60.0%
Net Debt to Equity                86.1%      78.4%                  45.2%

Unaudited, prepared by AUO on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006

(b) Short term debt refers to all interest bearing debt maturing within one year

(c) Calculated by dividing the average inventory into the
annualized cost of goods sold during such period, then
multiplying by 365 days

                                4

Consolidated Cash Flow Highlights

Amount : NT$ Million

                                    1Q'07 (a)    4Q'06(a)         QoQ

From Operating Activities              14,456      29,449    (14,993)
 Net Profit (Loss)                    (5,105)       1,651     (6,756)
 Depreciation & Amortization           19,192      19,002         190
 Net Change in Working Capital             65       8,866     (8,801)

From Investing Activities            (27,716)    (10,117)    (17,599)
 Capital Expenditure                 (26,101)    (22,956)     (3,145)
 Cash Proceeds from QDI Acquisition         0      14,473    (14,473)

From Financing Activities             (8,428)     (2,752)     (5,676)
 Net Change in Debt                   (8,449)     (2,883)     (5,566)

Unaudited, prepared by AUO on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006

                                5

Consolidated Revenues by Application

Unaudited, prepared by AUO on a consolidated basis

                                6

Large Panel - ASP by Unit

- Unaudited , prepared by AUO on a consolidated basis

- Large size refers to panels that are 10 inches and above

- Blended ASP in US$ were translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC
Ministry of Finance of each respective quarter

7

Consolidated Shipments & ASP by Area

- Unaudited , prepared by AUO on a consolidated basis
- ASP per square meter in US$ were translated from NT$ based on th e noon buying rate of each respective quarter

8

Consolidated Small & Medium Panel Shipments & Revenues

- Unaudited , prepared by AUO on a consolidated basis
- Small & Medium size refers to panels that are under 10 inches

9

Capacity by Fab

Fab	Substrate Size (mm)	3/2007 Capacity [(a)]	6/2007 (F) Capacity [(a)]
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	620 x 750	25,000	25,000
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	1500 x 1850	*60,000*	*70,000*
L7A (G7.5)	1950 x 2250	*20,000*	*40,000*

(a) Capacity based on monthly glass substrate input

10

10

www.auo.com ir@auo.com

                                12

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	March 31, 2007			March 31, 2006		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	660	21,797	4.0	24,052	7.2	(2,255)	(9.4)
Available-for-Sale Financial Assets - Current	52	1,716	0.3	1,855	0.6	(138)	(7.5)
Notes & Accounts Receivables	1,402	46,266	8.5	42,928	12.8	3,338	7.8
Inventories	1,356	44,753	8.2	22,693	6.8	22,061	97.2
Other Current Financial Assets	48	1,573	0.3	449	0.1	1,124	250.3
Other Current Assets	177	5,831	1.1	4,433	1.3	1,398	31.5
Total Current Assets	3,694	121,936	22.4	96,410	28.8	25,527	26.5

Long-term Investments	394	13,004	2.4	5,047	1.5	7,957	157.7

Fixed Assets	16,309	538,371	98.7	328,299	98.0	210,072	64.0
Less Accumulated Depreciation	(4,841)	(159,792)	(29.3)	(102,883)	(30.7)	(56,909)	55.3
Net Fixed Assets	11,469	378,579	69.4	225,416	67.3	153,163	67.9

Other Assets	967	31,921	5.9	8,233	2.5	23,688	287.7
Total Assets	16,524	545,441	100.0	335,106	100.0	210,335	62.8

LIABILITIES
Short-term Borrowings	42	1,400	0.3	0	0.0	1,400	–
Accounts Payable	2,146	70,845	13.0	49,117	14.7	21,728	44.2
Current Installments of Long-term Liabilities	1,163	38,406	7.0	9,815	2.9	28,591	291.3
Current Financial Liabilities	1	43	0.0	72	0.0	(29)	(40.2)
Other Current Liabilities	955	31,538	5.8	25,312	7.6	6,226	24.6
Total Current Liabilities	4,309	142,232	26.1	84,316	25.2	57,915	68.7

Long-term Borrowings	4,522	149,263	27.4	70,761	21.1	78,502	110.9
Bonds Payable	833	27,491	5.0	17,000	5.1	10,491	61.7
Other Long-term Liabilities	9	303	0.1	442	0.1	(139)	(31.4)
Total Liabilities	9,673	319,289	58.5	172,520	51.5	146,770	85.1

SHAREHOLDERS' EQUITY
Common Stock	2,294	75,738	13.9	58,305	17.4	17,432	29.9
Capital Surplus	3,355	110,755	20.3	57,675	17.2	53,079	92.0
Retained Earnings	1,176	38,819	7.1	46,323	13.8	(7,504)	(16.2)
Cumulative Translation Adjustments	17	548	0.1	43	0.0	505	1165.4
Unrealized Gain/Loss on Financial Products	(2)	(57)	0.0	(6)	0.0	(51)	882.7
Deferred Compensation Cost	(0)	(3)	0.0	0	0.0	(3)	–
Minority Interest	11	351	0.1	244	0.1	107	43.8
Total Shareholders' Equity	6,851	226,152	41.5	162,586	48.5	63,566	39.1
Total Liabilities & Shareholders' Equity	16,524	545,441	100.0	335,106	100.0	210,335	62.8

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.01 per USD as of March 31, 2007

     AU OPTRONICS CORP. CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2007 and December 31, March 31, 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2007		% of	1Q 2006	YoY	1Q 2007		% of	4Q 2006	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,445	80,720	100.0	66,252	21.8	2,445	80,720	100.0	94,646	(14.7)
Cost of Goods Sold	2,435	80,376	99.6	55,179	45.7	2,435	80,376	99.6	87,000	(7.6)
Gross Profit	10	344	0.4	11,073	(96.9)	10	344	0.4	7,646	(95.5)
Operating Expenses
SG&A	102	3,362	4.2	1,584	112.3	102	3,362	4.2	3,651	(7.9)
R&D	37	1,226	1.5	1,542	(20.5)	37	1,226	1.5	1,168	5.0
	139	4,587	5.7	3,125	46.8	139	4,587	5.7	4,819	(4.8)
Operating Income (Loss)	(129)	(4,243)	(5.3)	7,948	-	(129)	(4,243)	(5.3)	2,827	-

Net Non-Operating Expenses	(26)	(842)	(1.0)	(694)	21.4	(26)	(842)	(1.0)	(914)	(7.9)

Income (Loss) before Income Tax	(154)	(5,085)	(6.3)	7,254	-	(154)	(5,085)	(6.3)	1,913	-

Income Tax Expense	(1)	(20)	(0.0)	(566)	(96.5)	(1)	(20)	(0.0)	(263)	(92.4)
Changes in Accounting Principles	0	0	0.0	(39)	-	0	0	0.0	0	-
Minority Interest in Net Loss (Income)	(0)	(1)	(0.0)	0	-	(0)	(1)	(0.0)	8	-
Net Income (Loss)	(155)	(5,105)	(6.3)	6,650	-	(155)	(5,105)	(6.3)	1,659	-

Basic Earnings Per Share	(0.02)	(0.67)		1.09		(0.02)	(0.67)		0.19
Basic Earnings Per ADR(3)	(0.20)	(6.74)		10.91		(0.20)	(6.74)		1.86
Weighted Average Number		7,574		6,094			7,574		6,467
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$33.01 per USD as of March 31, 2007 (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2007		1Q 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income (Loss)	(155)	(5,105)	6,650
Depreciation & Amortization	581	19,192	10,547
Provision for Inventory Devaluation	43	1,435	(374)
Investment Loss under Equity Method	3	98	317
Disposal Gain on Long-term Investments	(0)	(1)	(37)
Changes in Working Capital & Others	(35)	(1,164)	(3,997)
Net Cash Provided by Operating Activities	438	14,456	13,106

Cash Flows from Investing Activities:
Increase in Short-term Investments	(4)	(126)	0
Acquisition of Property, Plant and Equipment	(791)	(26,101)	(18,669)
Proceeds from Disposal of Property, Plant and Equipment	0	0	14
Increase in Long-term Investments	(17)	(566)	0
Proceeds from Disposal of Long-term Investments	0	5	102
Increase in Deferred Assets and Intangible Assets	(30)	(981)	(900)
Decrease in Other Assets	2	52	34
Net Cash Used in Investing Activities	(840)	(27,716)	(19,420)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(71)	(2,330)	0
Decrease in Guarantee Deposits	(0)	(2)	0
Increase (Decrease) in Long-term Borrowings	(185)	(6,119)	3,897
Employee Stock Options Exercised	0	15	0
Change in Minority Interest	0	9	19
Net Cash Provided by Financing Activities	(255)	(8,428)	3,916

Effect of Exchange Rate Change on Cash	(13)	(440)	186
Net Decrease in Cash and Cash Equivalents	(670)	(22,128)	(2,211)
Cash and Cash Equivalents at Beginning of Period	1,331	43,926	26,263
Cash and Cash Equivalents at End of Period	660	21,797	24,052

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.01 per USD as of March 31, 2007

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
March 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2007			March 31, 2006		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	590	19,462	3.7	22,098	6.8	(2,636)	(11.9)
Available-for-Sale Financial Assets - Current	52	1,716	0.3	1,855	0.6	(138)	(7.5)
Notes & Accounts Receivables	1,406	46,425	8.9	43,011	13.3	3,414	7.9
Inventories	1,229	40,558	7.8	20,442	6.3	20,116	98.4
Other Current Financial Assets	45	1,492	0.3	425	0.1	1,066	250.7
Other Current Assets	171	5,631	1.1	4,402	1.4	1,229	27.9
Total Current Assets	3,492	115,284	22.1	92,233	28.4	23,051	25.0

Long-term Investments	751	24,775	4.8	11,815	3.6	12,959	109.7

Fixed Assets	15,148	500,026	96.0	310,223	95.7	189,803	61.2
Less Accumulated Depreciation	(4,543)	(149,950)	(28.8)	(97,830)	(30.2)	(52,121)	53.3
Net Fixed Assets	10,605	350,075	67.2	212,393	65.5	137,682	64.8

Other Assets	931	30,723	5.9	7,876	2.4	22,847	290.1
Total Assets	15,779	520,856	100.0	324,317	100.0	196,539	60.6

LIABILITIES
Accounts Payable	2,004	66,141	12.7	46,219	14.3	19,922	43.1
Current Installments of Long-term	1,037	34,218	6.6	8,177	2.5	26,041	318.5
Current Financial Liabilities	1	43	0.0	72	0.0	(29)	(39.9)
Other Current Liabilities	856	28,270	5.4	24,183	7.5	4,087	16.9
Total Current Liabilities	3,898	128,672	24.7	78,651	24.3	50,021	63.6

Long-term Borrowings	4,199	138,598	26.6	65,888	20.3	72,710	110.4
Bonds Payable	833	27,491	5.3	17,000	5.2	10,491	61.7
Other Long-term Liabilities	9	295	0.1	437	0.1	(142)	(32.4)
Total Liabilities	8,938	295,056	56.6	161,975	49.9	133,080	82.2

SHAREHOLDERS' EQUITY
Common Stock	2,294	75,738	14.5	58,305	18.0	17,432	29.9
Capital Surplus	3,353	110,688	21.3	57,675	17.8	53,012	91.9
Retained Earnings	1,178	38,886	7.5	46,323	14.3	(7,437)	(16.1)
Cumulative Translation Adjustments	17	548	0.1	43	0.0	505	1165.4
Unrealized Gain/Loss on Financial Products	(2)	(57)	0.0	(6)	0.0	(51)	882.7
Deferred Compensation Cost	(0)	(3)	0.0	0	0.0	(3)	–
Total Shareholders' Equity	6,840	225,800	43.4	162,342	50.1	63,458	39.1
Total Liabilities & Shareholders' Equity	15,779	520,856	100.0	324,317	100.0	196,539	60.6

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.01 per USD as of March 31, 2007

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2007 and December 31, March 31, 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2007		% of	1Q 2006	YoY	1Q 2007		% of	4Q 2006	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,445	80,694	100.0	66,241	21.8	2,445	80,694	100.0	94,601	(14.7)
Cost of Goods Sold	2,457	81,091	100.5	55,439	46.3	2,457	81,091	100.5	87,701	(7.5)
Gross Profit (Loss)	(12)	(397)	(0.5)	10,802	-	(12)	(397)	(0.5)	6,900	-
Operating Expenses
SG&A	82	2,704	3.4	1,319	105.1	82	2,704	3.4	3,182	(15.0)
R&D	37	1,210	1.5	1,531	(21.0)	37	1,210	1.5	1,160	4.4
	119	3,914	4.9	2,850	37.4	119	3,914	4.9	4,342	(9.9)
Operating Income (Loss)	(131)	(4,311)	(5.3)	7,952	-	(131)	(4,311)	(5.3)	2,558	-

Net Non-Operating Expense	(24)	(794)	(1.0)	(709)	12.0	(24)	(794)	(1.0)	(667)	19.0

Income (Loss) before Income Tax	(155)	(5,105)	(6.3)	7,243	-	(155)	(5,105)	(6.3)	1,891	-

Income Tax Expense	0	0	0.0	(554)	-	0	0	0.0	(232)	-
Changes in Accounting Principles	0	0	0.0	(39)	-	0	0	0.0	0	-
Net Income (Loss)	(155)	(5,105)	(6.3)	6,650	-	(155)	(5,105)	(6.3)	1,659	-

Basic Earnings Per Share	(0.02)	(0.67)		1.09		(0.02)	(0.67)		0.19
Basic Earnings Per ADR(3)	(0.20)	(6.74)		10.91		(0.20)	(6.74)		1.86
Weighted Average Number
of Shares Outstanding (Million)		7,574		6,094			7,574		6,467

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$33.01 per USD as of March 31, 2007 (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended March 31, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2007		1Q 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income (Loss)	(155)	(5,105)	6,650
Depreciation & Amortization	545	18,006	9,904
Provision for Inventory Devaluation	37	1,215	267
Investment Loss under Equity Method	6	197	355
Changes in Working Capital & Others	(23)	(745)	(4,638)
Net Cash Provided by Operating Activities	411	13,567	12,539

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(748)	(24,677)	(17,858)
Proceeds from Disposal of Property, Plant and Equipment	0	0	14
Increase in Long-term Investments	(31)	(1,021)	(162)
Increase in Deferred Assets and Intangible Assets	(30)	(989)	(908)
Decrease in Other Assets	1	49	34
Net Cash Used in Investing Activities	(807)	(26,638)	(18,880)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(0)	(2)	(0)
Increase (Decrease) in Long-term Borrowings	(261)	(8,621)	3,650
Employee Stock Options Exercised	0	15	0
Net Cash Provided by Financing Activities	(261)	(8,609)	3,650

Effect of Exchange Rate Change on Cash	3	100	122
Net Decrease in Cash and Cash Equivalents	(654)	(21,580)	(2,570)
Cash and Cash Equivalents at Beginning of Period	1,243	41,042	24,667
Cash and Cash Equivalents at End of Period	590	19,462	22,098

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.01 per USD as of March 31, 2007